Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

Göteborg, February 26, 2008

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Release:

Press Release 5/2008, February 25, 2008: Invitation to the AGM in Castellum AB
Enclosure: Invitation

Very truly yours,

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

PRESS RELEASE 5/2008

Gothenburg, February 25, 2008

Invitation to the AGM in Castellum AB

At the Annual General Meeting (AGM) on Thursday, March 27, 2008, the following proposals, among other items, will be put forward.

- A dividend of SEK 3.00 per share and Tuesday, April 1, 2008 as record day for dividend.

- Re-election of all present members of the Board of Directors, i.e. Mr Jan Kvarnström, Mr Per Berggren, Mrs Marianne Dicander Alexandersson, Mrs Ulla-Britt Fräjdin-Hellqvist, Mr Christer Jacobson, Mr Göran Lindén and Mr Mats Wäppling. Mr Jan Kvarnström should be re-elected as Chairman of the Board of Directors. Further proposes that the current level of remuneration should be increased to SEK 1,740,000, out of which SEK 450,000 should be allocated to the Chairman of the Board of Directors and SEK 215,000 to each of the remaining members of the Board of Directors. The amounts include compensation for committee work.

- A new election committee will be appointed for the AGM in 2009 in accordance with the previously applied model. This model entails that the Chairman of the Board of Directors should be assigned to contact the three largest registered or otherwise known shareholders at the end of the third quarter in 2008 and to invite them to each appoint one member of the election committee. The members appointed in accordance with the above, shall, together with the Chairman of the Board of Directors, being responsible for the summoning procedure, constitute the election committee.

- Guidelines for remuneration to the members of the executive management of the company.

- A renewed mandate on purchase and transfer of the company's own shares until the next AGM.

Enclosure: Invitation

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 28 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange in Stockholm.

For further information, please contact
Jan Kvarnström, Chairman of the Board of Directors. Phone +49 160 906 01 899
Håkan Hellström, CEO, Phone +46 705-60 74 56

Castellum AB (publ) discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act.

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

Summons to the Annual General Meeting of Shareholders in CASTELLUM AB (publ)

The shareholders of Castellum AB (publ) are hereby summoned to the annual general meeting of shareholders to be held on Thursday 27 March 2008, at 5 pm at the Chalmers Kårhus, RunAn, at Chalmersplatsen 1 in Gothenburg. The entrance opens at 4 pm.

Notification etc

Shareholders wishing to attend the annual general meeting must be registered as shareholders in the share register kept by the Swedish Companies Registration Office (VPC AB) by Wednesday 19 March 2008 and must also have notified their attendance to the company no later than 4 pm on Wednesday 19 March 2008.

Notification of attendance at the annual general meeting can be made by post to Castellum AB (publ), Box 2269, 403 14, Gothenburg, by phone +46 (0)31-60 74 00, by fax +46 (0)31-13 17 55, by e-mail info@castellum.se, or by filling out a notification form on www.castellum.se. The notification must state name/business name, social security number/company registration number, address and telephone number. For those shareholders, who wish to be represented by proxy, the company provides a proxy form on www.castellum.se. The proxy form will also be included in the invitation to the general meeting of shareholders which will be sent to the shareholders together with the company's annual report, see below.

Shareholders who own shares through a nominee must temporarily register such nominee shares in their own name in order to have the right to participate in the annual general meeting. Such registration must have been carried out at the VPC AB no later than Wednesday 19 March 2008. Shareholders must, in good time before this date, instruct their nominees to effect such registration.

The annual accounts, the audit report, the Board of Directors' statement regarding proposed distribution of profit to the shareholders and the complete proposals and statements regarding items 14, 15 and 16 below, can be obtained from the company's office at Kaserntorget 5, Gothenburg, and will be sent to shareholders upon request, provided the shareholder states a postal address. The above mentioned documents can also be obtained on the company's website www.castellum.se and will be presented at the annual general meeting. The company's annual report will be sent to the company's shareholders around 25 February 2008.

There are in total 172,006,708 shares and votes in the company. At present, 8,006,708 of these shares have been acquired by the company itself and cannot be represented at the annual general meeting.

Items

1. Election of Chairman of the meeting.
2. Preparation and approval of the voting list.
3. Approval of the agenda.
4. Election of one or two persons to verify the minutes.
5. Consideration of whether or not the general meeting has been duly convened.

6. Presentation of the annual accounts and the audit report as well as the group accounts and the group audit report. Presentation by the Chairman of the Board of Directors and the Managing Director.

7. Resolution regarding the adoption of the profit and loss account ant the balance sheet as well as the consolidated profit and loss account and the consolidated balance sheet.
8. Resolution regarding the allocation of the company´s profit in accordance with the adopted balance sheet.
9. Resolution regarding discharge from liability towards the company in respect of the members of the Board of Directors and the Managing Director.
10. The Election Committee´s report on its work.
11. Resolution regarding the number of members of the Board of Directors.
12. Resolution regarding remuneration to the members of the Board of Directors.
13. Election of members of the Board of Directors and Chairman of the Board of Directors.
14. Resolution regarding the establishment of an election committee for the next annual general meeting.
15. Resolution regarding guidelines for remuneration to members of the executive management of the company.
16. Resolution regarding authorisation for the Board of the Directors to resolve to acquire and transfer the company's own shares.

<u>Proposals for Resolution</u>

Item 1
The Election Committee proposes Mr Claes Beyer to preside as Chairman of the meeting.

Item 8
The Board of Director's proposes a distribution of SEK 3 per share and Tuesday 1 April 2008 as the record day for distribution, which means that the last trading day for shares including distribution will be Thursday 27 March 2008.

Items 11, 12 and 13
An Election Committee has, in accordance with the resolution taken by the shareholders at the annual general meeting of 2007, been established consisting of Mr Lars Öhrstedt representing AFA Försäkring, Mrs Åsa Nisell representing Swedbank Robur, Mr Lars-Åke Bokenberger representing AMF Pension and Mr Jan Kvarnström, Chairman of the Board of Directors. The Chairman of the Election Committee is Mr Lars Öhrstedt.

The Election Committee has made the following proposals.

(a) The Board of Directors should consist of seven members.
(b) The current level of remuneration to the members of the Board of Directors should be increased by SEK 140,000 to SEK 1,740,000, out of which SEK 450,000 should be allocated to the Chairman of the Board of Directors and SEK 215,000 to each of the remaining members of the Board of Directors. The amounts include compensation for committee work.
(c) All present members of the Board of Directors, i.e. Mr Jan Kvarnström, Mr Per Berggren, Mrs Marianne Dicander Alexandersson, Mrs Ulla-Britt Fräjdin-Hellqvist, Mr Christer Jacobson, Mr Göran Lindén and Mr Mats Wäppling should be re-elected as members of the Board of Directors. Mr Jan Kvarnström should be re-elected as Chairman of the Board of Directors.

Item 14
The Election Committee suggests that the shareholders resolve to appoint a new election committee in preparation for the annual general meeting to be held in 2009, in accordance

with the previously applied model. This model entails that the Chairman of the Board of Directors should be assigned to contact the three largest registered or otherwise known shareholders at the end of the third quarter in 2008 and to invite them to each appoint one member of the election committee. If such a shareholder should not wish to appoint a member, the fourth largest registered or otherwise known shareholder should be consulted and so on. The members appointed in accordance with the above, shall, together with the Chairman of the Board of Directors, being responsible for the summoning procedure, constitute the election committee. The election committee shall appoint a chairman amongst its members. The names of the members of the election committee shall be published in the company's interim report for the first three quarters of the year. The Election Committee shall serve as the election committee until a new election committee commences its service.

Item 15

The Board of Directors' proposal regarding guidelines for remuneration to the members of the executive management of the company includes the following main items. The level of remuneration shall correspond to what is market rate. A fixed salary shall be paid for work performed in a satisfactory manner. Pension terms shall correspond to what is market rate and shall be based on pension schemes with fixed charges. Dismissal pay and severance pay shall not exceed 24 monthly salaries in total in respect of each member of the executive management of the company. In addition to the fixed salary, flexible remunerations may be offered in accordance with an incentive programme. The flexible remuneration, which cannot exceed the fixed salary, shall be determined by to what extent previously set goals in respect of income from property management and share price development, have been reached and how soft factors, such as personnel skills and customer satisfaction, have been developed. Flexible remuneration will be paid out as salary. The guidelines encompass the managing director, deputy managing director, finance director and financial director of Castellum AB and the managing directors of the subsidiaries of Castellum AB. The Board of Directors shall, in particular circumstances, have the right to deviate from the guidelines if there are special reasons to do so.

Item 16

The Board of Directors' proposal entails that the Board of Directors shall continue to be authorised to, until the next annual general meeting of shareholders, acquire, on one or several occasions, the company's own shares provided that the company will at no time hold more than 10 % of the total shares in the company and to transfer the number of own shares held at the time, with deviation from the shareholders' preferential rights. The aim of the proposal made by the Board of Directors' is to allow the company to acquire its own shares in order to adapt the capital structure of the company to its capital needs from time to time and to transfer shares in connection with potential acquisitions. This aim does not allow the company to trade with its own shares for the independent purpose of making a profit. A resolution regarding authorisation of the Board of Directors to acquire and transfer own shares requires approval of at least two thirds of the given votes as well as the shares represented at the annual general meeting.

Gothenburg in February 2008

CASTELLUM AB (publ)
The Board of Directors

END